Coinless Systems, Inc.
                        3720 West Oquendo Road, Suite 101
                             Las Vegas, Nevada 89118

                               September 27, 2002



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE:        WITHDRAWAL   OF   REGISTRATION   STATEMENT  ON  FORM  SB-2  (THE
                "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2002 (REGISTRATION NO. 333-97743)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Coinless Systems, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company has terminated its Equity Line of Credit. The Registration Statement related primarily to the resale of the shares of common stock to be issued under the Equity Line of Credit. No shares have been sold under the Registration Statement

                                   Sincerely,

                                   /s/ Darryl D. Dorsett

                                   Darryl D. Dorsett
                                   Chief Financial Officer